                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)


                               (AMENDMENT NO. 2 )(1)

                             Martin Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    57326K102
                   ------------------------------------------
                                 (CUSIP Number)





















--------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.



      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57326K102                  S13G                  PAGE  2  OF  7  PAGES

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Charles R. Martin
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]
-------------------------------------------------------------------------------
 3     SEC USE ONLY

-------------------------------------------------------------------------------
 4     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
-------------------------------------------------------------------------------
                      5    SOLE VOTING POWER

                           64,100.046 shares(1)
   NUMBER OF        -----------------------------------------------------------
     SHARES           6    SHARED VOTING POWER
  BENEFICIALLY
   OWNED BY                3,456,575 shares(2)(3)
     EACH           -----------------------------------------------------------
   REPORTING          7    SOLE DISPOSITIVE POWER
     PERSON
      WITH                 64,100.046 shares(1)
                    -----------------------------------------------------------
                      8    SHARED DISPOSITIVE POWER

                           3,456,575 shares(2)(3)
-------------------------------------------------------------------------------
 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,520,675.046 shares (1)(2)(3)
-------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       40.7%(4)
-------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.(a)   NAME OF ISSUER:  Martin Industries, Inc.

ITEM 1.(c)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             Suite 1111
             1111 West Mockingbird
             Dallas, Texas  75247


ITEM 2.(a)   NAME OF PERSON FILING:  Charles R. Martin

ITEM 2.(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

             301 East Tennessee Street
             Florence, Alabama 35630

ITEM 2.(c)   CITIZENSHIP:  United States of America

ITEM 2.(d)   TITLE OF CLASS OF SECURITIES:   Common Stock, $0.01 par value

ITEM 2.(e)   CUSIP NO.:  57326K102

ITEM 3.      Not applicable


ITEM 4.      OWNERSHIP.

       (a)   Amount Beneficially Owned:

             3,520,675.046 shares (1)(2)(3)

       (b)   Percent of Class:  40.7% (4)

       (c)   Number of Shares as to Which Such Person Has:

             (i)     Sole power to vote or to direct the vote:

                     64,100.046 shares(1)

             (ii)    Shared power to vote or to direct the vote:

                     3,456,575 shares (2)(3)

             (iii)   Sole power to dispose or to direct the disposition of:

                     64,100.046 shares(1)




                               Page 3 of 7 pages

             (iv)    Shared power to dispose or to direct the disposition of:

                     3,456,575 shares (2)(3)


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         The reporting person is a member of the committee (the "Administrative Committee") that is responsible for administering the Issuer's Employee Stock Ownership Plan and Related Trust (the "ESOP"), which responsibility includes directing the trustees of the ESOP with respect to the voting of shares held by the ESOP which have not been allocated to the accounts of participating employees and allocated shares for which no voting instructions have been received by the trustees. Participants in the ESOP are entitled to direct the voting of shares allocated to their ESOP accounts. To the extent dividends are declared and paid, the dividends attributable to the ESOP's shares, including shares allocated to participants' accounts, may, pursuant to the terms of the ESOP, be directed by the Administrative Committee to be used to reduce the debt incurred by the ESOP for its original acquisition of the Common Stock held by the ESOP. In such event, the dividends paid with respect to allocated shares are paid to participants in the form of additional shares released to such participants' ESOP accounts. As of December 31, 1997, the ESOP owned of record 3,330,050 shares of Common Stock, or 38.5% of the shares outstanding at such date, of which 1,619,851 shares had been allocated to the accounts of participating employees.

         In addition to the reporting person, William H. Martin, James D. Wilson, Louis J. Martin, II, William D. Biggs, Jim D. Caudle, Sr., Herbert J. Dickson and Bill G. Hughey also serve as members of the Administrative Committee, and James D. Wilson, Louis J. Martin, II and Roderick V. Schlosser serve as trustees of the ESOP. The individual members of the Administrative Committee and the trustees also beneficially own additional shares of Common Stock in the Company that are not owned of record by the ESOP, and each member has made an individual filing on Schedule 13G. Other than Mr. Schlosser, no member of the Administrative Committee or trustee is currently a participant in the ESOP. The reporting person disclaims beneficial ownership of the shares held by the ESOP and further disclaims that the ESOP and its trustees and Administrative Committee constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.


ITEM 6. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        Not applicable.


                              Page 4 of 7 pages

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.  See Item 6 above.


ITEM 8.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.


ITEM 9.  CERTIFICATION.

         Not applicable.




































                              Page 5 of 7 pages

NOTES TO SCHEDULE 13G


(1) Includes 3,570 shares of Common Stock which Mr. Martin is entitled to acquire pursuant to options to acquire said shares that are exercisable in full within 60 days. Does not include 4,492 shares of Common Stock which Mr. Martin is entitled to acquire pursuant to options to acquire said shares that are not exercisable within 60 days. Also includes shares of Common Stock acquired through the Issuer's Dividend Reinvestment Plan which allows for the acquisition of fractional share interests.

(2) Includes 126,525 shares of Common Stock held by the Charles H. Martin Estate with respect to which Mr. Martin serves as a trustee. Mr. Martin disclaims beneficial ownership of these shares.

(3) Includes 3,330,050 shares of Common Stock held by the Issuer's Employee Stock Ownership Plan and Related Trust (the "ESOP"). Mr. Martin is a member of the committee that is responsible for administering the ESOP (the "Administrative Committee"), which responsibility includes directing the trustees of the ESOP with respect to the voting of shares held by the ESOP which have not been allocated to the accounts of participating employees and allocated shares for which no voting instructions have been received by the trustees. Participants in the ESOP are entitled to direct the voting of shares allocated to their ESOP accounts. Pursuant to the terms of the ESOP, the Administrative Committee is responsible for certain investment decisions (including decisions regarding acquisition and disposition) regarding assets held by the ESOP. In the event the trustees of the ESOP receive an offer to sell or to tender all shares of the Common Stock held by the ESOP, the Administrative Committee, without solicitation of approval from participating employees (unless the committee decides otherwise), determines whether or not to tender or sell said shares. Mr. Martin is not currently a participant in the ESOP and disclaims beneficial ownership of the Common Stock held by the ESOP.

(4) Share information for purposes of determining the percentage of outstanding Common Stock held by the reporting person is based upon information regarding the number of outstanding shares of Common Stock as of December 31, 1997 received from the Issuer on February 9, 1998. Also, solely for the purpose of computing the percentage of outstanding Common Stock held by the reporting person, the shares of Common Stock which the reporting person has the right to acquire upon exercise of options that were exercisable within 60 days are deemed to be outstanding.














                              Page 6 of 7 pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 13, 1998                                /s/ CHARLES R. MARTIN
       -------------------                            -------------------------
                                                            Charles R. Martin





































                              Page 7 of 7 pages